Exhibit 99.1

Keane and C&J Energy Services to Combine in Merger of Equals, Establishing an Industry-

Leading, Diversified Oilfield Services Provider

Highly Complementary Businesses Create One of the Largest

U.S. Well Completion Services Companies

Enhanced Scale and Footprint in Most Active U.S. Basins

Serving an Expanded Blue-Chip Customer Base

Expected to be Immediately Accretive to Cash Flow per Share, and

to Generate Annualized Run-Rate Cost Synergies of $100 Million Within a Year After Closing

Strong Financial Position with Increased Liquidity and Attractive Free Cash Flow Generation

Enables Platform of Innovation, Driving Increased Efficiency and Value

Safety-Focused, Customer-Oriented Cultures Empower Employees to Deliver Service Quality,

Efficiency and Execution

Joining Highly Talented Workforces with a Shared Commitment to Best Practices, Customer Satisfaction, Profitability and Shareholder Value Creation

Combined Company to Rebrand with New Name and Ticker Symbol

Transaction Expected to Close in Fourth Quarter of 2019

HOUSTON – June 17, 2019 – C&J Energy Services (“C&J”) (NYSE: CJ) and Keane Group, Inc. (“Keane”) (NYSE: FRAC) today announced that they have entered into a definitive agreement whereby the companies will combine in an all-stock merger of equals. The combined company will be positioned as an industry-leading, diversified oilfield services provider with a pro-forma enterprise value of approximately $1.8 billion, including $255 million of net debt.

Under the terms of the merger agreement, which has been unanimously approved by the Boards of Directors of both companies and the Special Committee of the Keane Board, C&J shareholders will receive 1.6149 shares of Keane common stock for each share of C&J common stock owned. The merger agreement permits C&J to pay its shareholders a cash dividend of $1.00 per share prior to closing. Upon closing, Keane and C&J shareholders will, in the aggregate, each own 50% of the equity of the combined company on a fully diluted basis. The share exchange is expected to be tax-free.

The merger of equals will create a leading well completion and production services company in the U.S., with increased scale and density across services and geographies with a prominent presence in the most active U.S. basins. Both C&J and Keane share a commitment to safety and integrity, employee development, partnerships with blue-chip customers, technological innovation, and strong community relationships, all of which will be reflected in the operations of the combined company. On a pro-forma basis, the combined company would have approximately $4.2 billion in net revenue and approximately $636 million in adjusted EBITDA for the 12 months ended March 31, 2019. In addition, the two companies anticipate to achieve annualized run-rate cost synergies of $100 million within 12 months after closing. With approximately $173 million in cash, or $106 million after the $1.00 per share cash dividend is paid to C&J shareholders, the combined company will have flexibility to invest in growth and technology and return capital to shareholders.

“The merger of equals unites two great companies, resulting in a broader portfolio of well completion services across an even greater footprint in the U.S., benefiting our combined employees, shareholders, customers, suppliers, and the communities in which we operate,” said Robert Drummond, Chief Executive Officer of Keane. “With two strong teams, enhanced and diversified operations, a strong balance sheet, ample liquidity, attractive free cash flow and a legacy of successful R&D, the combined company will be well positioned to further invest in technology and innovation, as well as the career development of our employees to drive sustainable growth in our dynamic industry. In C&J, we’ve found a partner who is equally committed to our strong employee culture with a focus on safety and customers, with whom we are eager to join forces to leverage our combined resources and strengths.”

Don Gawick, President and Chief Executive Officer of C&J, said, “This agreement to merge C&J and Keane underscores the highly complementary nature of our two platforms and cultures. We are excited by the many strategic and financial benefits of this combination, including the opportunities for our employees from the greater scale and enhanced capabilities of the combined company. For the customers and markets we serve, our people will continue to deliver the highest level of customer service with quality, safety, integrity and innovation. Given the shared safety focus and passion for excellence of our highly talented workforces, I am confident that the opportunity to leverage each other’s strengths will enable a combined organization where the sum of both parts makes a much greater whole. Alongside our talented Keane colleagues, we look forward to expanding and deepening our service capabilities, enhancing our relationships with blue-chip customers and generating long-term, sustainable shareholder value.”

Compelling Strategic and Financial Benefits of the Merger of Equals:

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Greater Scale and Density Across Services and Geographies: Together, the combined company will have 2.3 million hydraulic fracturing horsepower (“HHP”) consisting of approximately 50 frac fleets, 158 wireline trucks, 81 pumpdown units, 28 coiled tubing units, 139 cementing units and 364 workover rigs, which together will create a leading U.S. well completion and production services company. The combined company will also have a larger footprint in the most active U.S. basins, including the Permian, Marcellus / Utica, Eagle Ford, Rockies / Bakken, Mid-Continent and California, among others.

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Significant Synergies and Enhanced Opportunity for Value Creation and Investment: The combined company expects to generate annualized run-rate cost synergies of approximately $100 million within a year after closing through cost reductions in sales, general and administrative expenses, supply chain management and optimization of operational processes. In addition, in the highly fragmented, dynamic and evolving oilfield services industry, the combined company is well-positioned to deliver enhanced shareholder returns given anticipated potential for growth and improved margins through the increased utilization of high quality, market ready equipment, synergy capture and benefits of size and scale. With these benefits and enhanced daily trading liquidity, the combination provides an attractive opportunity for equity investors.

•

Strong Financial Position: Pro-forma as of March 31, 2019, the combined company will have approximately $173 million in cash, or $106 million after the cash dividend is paid to C&J shareholders, with pro-forma leverage of approximately 0.4x net debt to adjusted EBITDA. In addition, the anticipated $100 million of annualized run-rate synergies will enhance the future liquidity and financial flexibility of the combined company. The merger of equals will also be immediately accretive to cash flow per share and increase the potential for operating cash flow generation. Pro-forma as of March 31, 2019, operating cash flow for the combined company would be $686 million, which excludes the $100 million of expected annualized run-rate cost synergies.

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Complementary Cultures & Operating Philosophy: The combined company will support sustainable growth through highly complementary services including hydraulic fracturing, cementing, coiled tubing, pumpdown and workover rigs. Keane and C&J will also share best practices for customer service and operational processes, leveraging their combined resources to enhance already strong partnerships and organizational agility. The combined company’s talented employees will drive exceptional customer service focused on delivering top-tier safety, efficiency and execution. Deeper penetration in critical growth markets will also broaden the combined company’s blue-chip customer base to include most of the largest U.S. onshore exploration and production operators.

•	Positioned for Continued Innovation and Investment: With a shared legacy of innovative R&D and a rich portfolio of proprietary technology, the combined company will accelerate investments in continued innovation and advanced, value-added technologies. These investments will include pursuing next generation opportunities in fracking and expanding real-time data and analytics capabilities in an effort to drive operational efficiencies, reduce Non-Productive Time (NPT), enable differentiated service to customers and lower operating costs.

Leadership, Governance and Headquarters

The combined company will be led by a proven management team that reflects the strengths and capabilities of both organizations. Upon close, Patrick Murray, Chairman of the C&J Board of Directors will serve as Chair of the combined company’s Board of Directors, and Robert Drummond, Chief Executive Officer of Keane, will serve as President and Chief Executive Officer of the combined company.

Jan Kees van Gaalen, Chief Financial Officer of C&J, will serve as Executive Vice President and Chief Financial Officer of the combined company, and Gregory Powell, President and Chief Financial Officer of Keane will serve as Executive Vice President and Chief Integration Officer of the combined company. Additional senior executives for the combined company will be selected from top talent at both companies and named prior to the close of the transaction.

Upon completion of the transaction, the combined company’s Board of Directors will comprise 12 directors, six of whom will be from the C&J Board, including the Chairman of C&J, and six of whom will be from the Keane Board, including the Chief Executive Officer of Keane. The combined company’s corporate headquarters will remain in Houston, Texas.

Keane and C&J each share a deep heritage and strong brand recognition and following the closing, the combined company will operate under a new corporate name and trade under a new ticker symbol that will leverage the strengths of both brands. The combined company’s corporate name and ticker will be announced prior to the close of the transaction.

Approvals and Closing

The transaction has been unanimously approved by the Board of Directors of C&J. The transaction has been unanimously approved by the Board of Directors of Keane, following the unanimous recommendation of its Special Committee comprising independent directors. The merger is expected to close in the fourth quarter of 2019, following C&J and Keane shareholder approval, regulatory approvals and receipt of other customary closing conditions.

Keane Investor Holdings LLC, which includes an affiliate of Cerberus Capital Management, L.P., Keane family and certain members of Keane management, owns approximately 49 percent of the outstanding shares of Keane and has entered into a support agreement to vote in favor of the transaction.

Advisors

Citi is serving as financial advisor and Schulte Roth & Zabel LLP is serving as legal advisor to Keane. Lazard is serving as financial advisor and Simpson Thacher & Bartlett is serving as legal advisor to the Special Committee of the Keane Board.

Morgan Stanley & Co. LLC is serving as lead financial advisor to C&J, and J.P. Morgan Securities LLC is also serving as a financial advisor to C&J. Kirkland & Ellis is serving as legal advisor to C&J.

Analyst/Investor Conference Call and Webcast

A joint conference call and webcast will be held with the investor community today at 7:00 am CT/8:00 am ET to discuss the combination and supplemental information regarding the transaction has been provided in a joint investor presentation of C&J and Keane, available at www.cjenergy.com and www.keanegrp.com. Interested parties may listen to the conference call via a live webcast accessible at http://public.viavid.com/index.php?id=134959 or by calling U.S. (Toll Free): 1-877-407-9716 or International: 1-201-493-6779, and using the conference ID: 13691794.

A playback of the call will also be available by telephone beginning at 10:00 a.m. CT/11:00 a.m. ET today until 10:59 p.m. CT/11:59 p.m. ET on June 24, 2019 by calling U.S. (Toll Free): 1-844-512-2921 or International: 1-412-317-6671, and using the replay pin number: 13691794.

About Keane Group, Inc.

Headquartered in Houston, Texas, Keane is one of the largest pure-play providers of integrated well completion services in the U.S., with a focus on complex, technically demanding completion solutions. Keane’s primary service offerings include horizontal and vertical fracturing, wireline perforation and logging, engineered solutions and cementing, as well as other value-added service offerings.

About C&J Energy Services

C&J Energy Services is a leading provider of well construction and intervention, well completion, well support and other complementary oilfield services and technologies to independent and major oilfield companies engaged in the exploration, production and development of oil and gas properties in onshore basins throughout the continental United States. C&J offers a diverse, integrated suite of services across the life cycle of the well, including hydraulic fracturing, cased-hole wireline and pumpdown, cementing, coiled tubing, rig services, fluid management, other completions logistics, and specialty well site support services. C&J is headquartered in Houston, Texas and operates across all active onshore basins in the continental United States. For additional information about C&J, please visit https://cjenergy.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane’s and C&J’s control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and

(xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in Item 1A of Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Non-GAAP Measures

Adjusted EBITDA (the “Non-GAAP Measure”) is a performance measure that provides supplemental information that C&J and Keane believe is useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. This Non-GAAP Measure excludes the financial impact of items management does not consider in assessing the ongoing operating performance of C&J, Keane, or the new company, and thereby facilitates review of its operating performance on a period-to-period basis. Other companies may have different capital structures and comparability to the results of operations of C&J, Keane, or the new company may be impacted by the effects of acquisition accounting on its depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, C&J and Keane believe Adjusted EBITDA provides helpful information to analysts and investors to facilitate a comparison of their operating performance to that of other companies. The presentation of the Non-GAAP Measure in this press release should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. A reconciliation of the Non-GAAP Measure has not been provided because such reconciliation could not be produced without unreasonable effort.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Keane intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane. Each of Keane and C&J also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Keane and C&J. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Keane and C&J, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane will be available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-260-9986.

Participants in the Solicitation

Keane, C&J and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Keane or C&J using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Contacts

Keane Investor Contact

Greg Powell

President & CFO

investors@keanegrp.com

Marc Silverberg

Managing Director (ICR)

marc.silverberg@icrinc.com

C&J Investor Contact

Jan Kees“JK” van Gaalen

Chief Financial Officer

investors@cjenergy.com

Daniel Jenkins

VP –Investor Relations

investors@cjenergy.com

Media

Sharon Stern / Ed Trissel

Joele Frank, Wilkinson Brimmer Katcher

+1 212 355 4449